APPENDIX A

LIST OF FUNDS

May 5, 2026

Funds	Distribution and Servicing Fee

Baron First Principles ETF	0.25%

Baron Global Durable Advantage ETF	0.25%

Baron SMID Cap ETF	0.25%

Baron Emerging Markets Select ETF	0.25%

Baron Risk Optimized Large Cap ETF	0.25%